Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dreyfus Growth and Value Funds, Inc.
Dreyfus Premier Technology Growth Fund

We have examined management's assertion about Dreyfus
Growth and Value Funds, Inc. - Dreyfus Premier Technology
Growth Fund's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of August 31, 2003, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board
(United States) and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2003, and with respect to agreement of security and similar investments purchases and sales, for the period from July 31, 2003 (the date of last examination) through August 31, 2003;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve Bank of Boston, the Depository Trust Company and the Participant Trust
Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers
/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Ourexamination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Growth and Value Funds, Inc.- Dreyfus Premier Technology Growth Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dreyfus Growth and Value Funds, Inc. - Dreyfus Premier Technology Growth Fund and the Securities and Exchange Commission and should not be used for any other purpose.

                         ERNST & YOUNG LLP

New York, New York
October 10, 2003




                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               Washington, DC 20549

                   FORM N-17f-2

Certificate of Accounting or Securities and Similar
          Investments in the Custody of
          Management Investment Companies

     Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              	     completed:
    811- 7123           	     10/10/2003

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code)
     200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR
           INDEPENDENT PUBLIC ACCOUNTANT


  Management Statement Regarding Compliance with
                Certain Provisions
       of the Investment Company Act of 1940

We, as members of management of Dreyfus Growth and Value Funds, Inc. - Dreyfus Premier Technology Growth Fund (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
August 31, 2003 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Growth and Value Funds, Inc. -
Dreyfus Premier Technology Growth Fund
By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation